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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           ---------------------------
                                 VIRYANET, LTD.
                                (Name of Issuer)

 ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE               M 9754010
        (Title of class of securities)                     (CUSIP number)

                                 PETER J. MUNIZ
                       GE CAPITAL EQUITY INVESTMENTS, INC.
                               120 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 AUGUST 1, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)
                         (Continued on following pages)
                                    (Page 1)

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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 2
------------------------------------------------------------------------------------------------------------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL EQUITY INVESTMENTS, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO. 06-1268495 OF ABOVE
                       PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [ ]
                                                                                                                         (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  241,260
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             241,260

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  241,260 (DOES NOT INCLUDE 8,766
                                                                                                 SHARES BENEFICIALLY OWNED BY GE
                                                                                                 CAPITAL EQUITY HOLDINGS, INC.)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        8.8%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------



                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 3
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL EQUITY HOLDINGS, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO. 06-1448607 OF ABOVE
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [ ]
                                                                                                                         (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,766
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,766

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,766 (DOES NOT INCLUDE 241,260
                                                                                                 SHARES BENEFICIALLY OWNED BY GE
                                                                                                 CAPITAL EQUITY INVESTMENTS, INC.)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.3%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------



                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 4
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS. 13-1500700 OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [ ]
                                                                                                                         (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:            250,026 (INCLUDES ALL SHARES BENEFICIALLY OWNED BY EACH
            OWNED BY                                                       OF GE CAPITAL EQUITY INVESTMENTS, INC. AND GE CAPITAL
                                                                           EQUITY HOLDINGS, INC.)
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:        250,026 (INCLUDES ALL SHARES BENEFICIALLY OWNED BY EACH
                                                                            OF GE CAPITAL EQUITY INVESTMENTS, INC. AND GE CAPITAL
                                                                            EQUITY HOLDINGS, INC.)
---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                               250,026 (INCLUDES ALL SHARES BENEFICIALLY OWNED BY EACH
                                                                             OF GE CAPITAL EQUITY INVESTMENTS, INC. AND GE CAPITAL
                                                                             EQUITY HOLDINGS, INC.)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         9.1%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------



                                       4

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 5
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       I.R.S. IDENTIFICATION NOS. 06-1109503 OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [ ]
                                                                                                                        (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 CAPITAL SERVICES, INC.
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        NOT APPLICABLE
                                                                                                                  (SEE 11 ABOVE)

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------



                                       5

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 6
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
                       I.R.S. IDENTIFICATION NOS. 14-0689340 OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [ ]
                                                                                                                         (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    5,000
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               5,000
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:              5,000 (BENEFICIAL OWNERSHIP OF 241,260
                                                                                             SHARES OWNED BY GE CAPITAL EQUITY
                                                                                             INVESTMENTS, INC. AND 8,766 SHARES
                                                                                             OWNED BY GE CAPITAL EQUITY HOLDINGS,
                                                                                             INC. IS DISCLAIMED BY GENERAL ELECTRIC
                                                                                             COMPANY)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     0.2%
                                                                                                               (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


           This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule on Schedule 13D, filed on March 8, 2002, as amended and supplemented by Amendment No. 1 (together with the original filing, the "Statement"), filed on August 6, 2002, and is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, GE Capital Equity Holdings, Inc. ("GECEH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc., ("GECS") and General Electric Company, ("GE" and, collectively with GECEI, GECEH, GE Capital and GECS, the "Reporting Persons"). Unless otherwise set forth herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filings of the Statement.

ITEM 2.      IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f) For information with respect to the identity, background, employment and citizenship of each executive officer and director of the Reporting Persons, see revised Schedules I through V attached hereto.

           (d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through V has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Except as indicated above, the information set forth in Item 2 of the Statement remains unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The information set forth in Item 3 of the Statement remains unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

           On July 29 and 31, 2003 and August 1 and 4, 2003, GECEI sold an aggregate of 33,500 Ordinary Shares in market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate gross proceeds of $84,070. The price breakdown of the sales per share was as follows: 25,500 shares at $2.50; 8,000 shares at $2.54.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of August 4, 2003, GECEI beneficially owned 241,260 Ordinary Shares (including immediately exercisable warrants to purchase an aggregate of 67,223 Ordinary Shares), representing approximately 8.8% of the outstanding Ordinary Shares, GECEH beneficially owned 8,766 shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.3% of the outstanding Ordinary Shares, and GE beneficially owned 5,000 Ordinary Shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.2% of the outstanding Ordinary Shares. The number of outstanding Ordinary Shares, 2,681,733, is derived from such disclosure by the Company in its annual report on Form 20-F, filed with the Securities and Commission on July 15, 2003. All amounts of Ordinary Shares reflect the 10 for 1 reverse stock split that was effected by the Company on May 1, 2002.

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

           (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Ordinary Shares during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

           Neither the filing of the Statement, this Amendment No. 2, or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any Ordinary Shares beneficially owned by GECEI, GECEH or GE Capital, or that GECEI, GECEH, GE Capital or GECS is the "beneficial owner" of any Ordinary Shares beneficially owned by GE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The information set forth in Item 6 of the Statement remains unchanged.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not Applicable.

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2003

                         GE CAPITAL EQUITY INVESTMENTS, INC.


                         By:       /s/ Jonathan K. Sprole
                                   ---------------------------------------------
                                   Name:     Jonathan K. Sprole
                                   Title:    Managing Director

                         GE CAPITAL EQUITY HOLDINGS, INC.


                         By:       /s/ Jonathan K. Sprole
                                   ---------------------------------------------
                                   Name:     Jonathan K. Sprole
                                   Title:    Managing Director

                         GENERAL ELECTRIC CAPITAL CORPORATION


                         By:       /s/ Jonathan K. Sprole
                                   ---------------------------------------------
                                   Name:     Jonathan K. Sprole
                                   Title:    Department Operations Manager

                         GENERAL ELECTRIC CAPITAL SERVICES, INC.


                         By:       /s/ Jonathan K. Sprole
                                   ---------------------------------------------
                                   Name:     Jonathan K. Sprole
                                   Title:    Attorney-in-Fact

                         GENERAL ELECTRIC COMPANY


                         By:       /s/ Jonathan K. Sprole
                                   ---------------------------------------------
                                   Name:     Jonathan K. Sprole
                                   Title:    Attorney-in-Fact

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                  Filed by GE Capital Equity Investments, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and title of each director and executive officer of GE Capital Equity Investments, Inc. The business address of each director and executive officer is c/o GE Capital Equity Investments, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except Mr. Horncastle, who is a citizen of the United Kingdom.

DIRECTOR

John L. Flannery


EXECUTIVE OFFICERS

John L. Flannery         President and Chairman of the Board

Jonathan K. Sprole       Managing Director, General Counsel and Secretary

Frank Ertl               Chief Financial Officer

Bill Bradley             Vice President - Controller

Peter J. Muniz           Senior Vice President, Associate General Counsel and
                         Assistant Secretary

Mark Horncastle          Senior Vice President, Associate General Counsel and
                         Assistant Secretary

Ian Sharpe               Vice President - Taxes

                           SCHEDULE II TO SCHEDULE 13D
                           --------------------------

                  Filed by GE Capital Equity Holdings, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and title of each director and executive officer of GE Capital Equity Holdings, Inc. The business address of each director and executive officer is c/o GE Capital Equity Holdings, Inc., 120
Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except Mr. Horncastle, who is a citizen of the United Kingdom.

DIRECTOR

John L. Flannery


EXECUTIVE OFFICERS

John L. Flannery         President and Chairman of the Board

Jonathan K. Sprole       Managing Director, General Counsel and Secretary

Frank Ertl               Chief Financial Officer

Bill Bradley             Vice President - Controller

Peter J. Muniz           Senior Vice President, Associate General Counsel and
                         Assistant Secretary

Mark Horncastle          Senior Vice President, Associate General Counsel and
                         Assistant Secretary

Ian Sharpe               Vice President - Taxes

                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                  Filed by General Electric Capital Corporation

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and title of each director and executive officer of General Electric Capital Corporation. The business address of each director and executive officer is c/o General Electric Capital Corporation, 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States.


DIRECTORS

David L. Calhoun             Jeffrey R. Immelt          Ronald R. Pressman
James A. Colica              Robert A. Jeffe            John M. Samuels
Dennis D. Dammerman          John H. Myers              Keith S. Sherin
Michael D. Fraizer           Michael A. Neal            Robert C. Wright
Arthur H. Harper             David R. Nissen
Benjamin W. Heineman, Jr.    James A. Parke

EXECUTIVE OFFICERS

Dennis D. Dammerman           Chairman
Michael D. Fraizer            President
Arthur H. Harper              President
Michael A. Neal               President
David R. Nissen               President
James A. Parke                Vice Chairman and Chief Financial Officer
Ronald R. Pressman            Executive Vice President
Kathryn A. Cassidy            Senior Vice President, Corporate Treasury and
                              Global Funding Operation
James A. Colica               Senior Vice President, Global Risk Management
Richard D'Avino               Senior Vice President, Taxes
Robert L. Lewis               Senior Vice President, Structured Finance Group
Philip D. Ameen               Senior Vice President and Controller
Brian T. McAnaney             Vice President, General Counsel and Secretary

                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

                Filed by General Electric Capital Services, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and title of each director and executive officer of General Electric Capital Services, Inc. The business address of each director and executive officer is c/o General Electric Capital Services, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States.


DIRECTORS

David L. Calhoun            Jeffrey R. Immelt             Ronald R. Pressman
James A. Colica             Robert A. Jeffe               John M. Samuels
Dennis D. Dammerman         John H. Myers                 Keith S. Sherin
Michael D. Fraizer          Michael A. Neal               Robert C. Wright
Arthur H. Harper            David R. Nissen
Benjamin W. Heineman, Jr.   James A. Parke

EXECUTIVE OFFICERS

Dennis D. Dammerman      Chairman of the Board
Michael D. Fraizer       President
Arthur H. Harper         President
Michael A. Neal          President
David R. Nissen          President
James A. Parke           Vice Chairman and Chief Financial Officer
Ronald R. Pressman       Executive Vice President
Kathryn A. Cassidy       Senior Vice President, Corporate Treasury and Global
                         Funding Operation
James A. Colica          Senior Vice President, Global Risk Management
Richard D'Avino          Senior Vice President, Taxes
Philip D. Ameen          Senior Vice President and Controller
Steven F. Kluger         Senior Vice President, Capital Markets
Brian T. McAnaney        Vice President, General Counsel and Secretary

                           SCHEDULE V TO SCHEDULE 13D
                           --------------------------

                        Filed by General Electric Company

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
Directors
---------
J. I. Cash, Jr.                     General Electric Company                      Former Professor of Business
                                    3135 Easton Turnpike                          Administration - Graduate School of
                                    Fairfield, CT 06828                           Business Administration, Harvard University


D. D. Dammerman                     General Electric Company                      Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                          Officer, General Electric Company;
                                    Fairfield, CT  06431                          Chairman, General Electric Capital
                                                                                  Services, Inc.

A. M. Fudge                         Young & Rubicam                               Chairman and Chief Executive Officer
                                    285 Madison Avenue                            Young & Rubicam, Inc.
                                    New York, NY 10017

C. X. Gonzalez                      Kimberly-Clark de Mexico,                    Chairman of the Board and Chief
                                    S.A. de C.V.                                 Executive Officer, Kimberly-Clark de
                                    Jose Luis Lagrange 103,                      Mexico, S.A. de C.V.
                                    Tercero Piso
                                    Colonia Los Morales
                                    Mexico, D.F.  11510, Mexico

J. R. Immelt                        General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer,
                                    Fairfield, CT  06828                         General Electric Company

A. Jung                             Avon Products, Inc.                          Chairman and Chief Executive Officer,
                                    1345 Avenue of the Americas                  Avon Products, Inc.
                                    New York, NY  10105

A.G. Lafley                         The Procter & Gamble Company                 Chairman of the Board, President
                                    1 Procter & Gamble Plaza                     and Chief Executive
                                    Cincinnati, OH  45202-3315                   The Proctor & Gamble Company

K. G. Langone                       Invemed Associates, Inc.                     Chairman, President and Chief Executive
                                    375 Park Avenue                              Officer, Invemed Associates, Inc.
                                    New York, NY  10152


                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
R. S. Larsen                        Johnson & Johnson                            Former Chairman and Chief Executive Officer
                                    100 Albany Street
                                    Suite 200
                                    New Brunswick, NJ  08901

R. B. Lazarus                       Ogilvy & Mather Worldwide                    Chairman and Chief Executive Officer
                                    309 West 49th Street
                                    New York, New York  10019-7316

S. Nunn                             King & Spalding                              Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, GA  30303

R. S. Penske                        Penske Corporation                           Chairman of the Board and President,
                                    2555 Telegraph Road                           Penske Corporation
                                    Bloomfield Hills, MI  48302-0954

G.L. Rogers                         General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company
                                    Fairfield, CT 06828

A. C. Sigler                        Champion International Corporation           Retired Chairman of the Board and Chief
                                    1 Champion Plaza                             Executive Officer and former Director,
                                    Stamford, CT  06921                          Champion International Corporation

R.J. Swieringa                      S.C. Johnson Graduate School                 Anne and Elmer Lindseth Dean
                                    Cornell University                           and Professor of Accounting
                                    207 Sage Hall
                                    Ithaca, NY 14853-6201

D. A. Warner III                    J. P. Morgan Chase & Co., Inc.               Former Chairman of the Board
                                    The Chase Manhattan Bank and Morgan
                                    Guaranty Trust Co. of New York
                                    345 Park Avenue
                                    New York, NY  10154

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.


                                    Citizenship
                                    -----------
                                    C. X. Gonzalez - Mexico
                                    Andrea Jung - Canada
                                    All Others - U.S.A.

                               EXECUTIVE OFFICERS

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

J. R. Immelt                        General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer
                                    Fairfield, CT  06828

P. D. Ameen                         General Electric Company                     Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT  06828

C.T. Begley                         General Electric Company                     Vice President -
                                    2901 East Lake Road                          GE Transportation Systems
                                    Erie, PA  16531

D. C. Calhoun                       General Electric Company                     Senior Vice President -
                                    1 Neumann Way                                GE Aircraft Engines
                                    Cincinnati, OH  05215

J.P. Campbell                       General Electric Company                     Vice President -
                                    Appliance Park                               GE Consumer Products
                                    Louisville, KY 40225

K.A. Cassidy                        General Electric Company                     Vice President and
                                    201 High Ridge Road                          GE Treasurer
                                    Stamford, CT  06905-3417

W. J. Conaty                        General Electric Company                     Senior Vice President - Human Resources
                                    3135 Easton Turnpike
                                    Fairfield, CT  06828

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06828                         Chairman, General Electric Capital
                                                                                 Services, Inc.

S.C. Donnelly                       General Electric Company                     Senior Vice President - Corporate
                                    One Research Circle                          Research and Development
                                    Niskayuna, NY  12309


M.D. Fraizer                        General Electric Company                     Senior Vice President - GE Insurance
                                    6620 W. Broad Street
                                    Richmond, VA  23230





                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

Y. Fujimori                         General Electric Company                     Senior Vice President - GE Asia
                                    21 Mita 1-chome
                                    Meguro-ku 3rd Floor Alto
                                    Tokyo, Japan 153-0062

A.H. Harper                         General Electric Company                     Senior Vice President - General Counsel
                                    260 Long Ridge Road                          and Secretary
                                    Stamford, CT  06927

B. W. Heineman, Jr.                 General Electric Company                     Senior Vice President - General Counsel
                                    3135 Easton Turnpike                         and Secretary
                                    Fairfield, CT  06828

J. M. Hogan                         General Electric Company                     Senior Vice President - GE Medical
                                    P.O. Box 414                                 Systems
                                    Milwaukee, WI 53201

R. E. Jeffe                         General Electric Company                     Senior Vice President - Corporate
                                    3135 Easton Turnpike                         Business Development
                                    Fairfield, CT  06431

J. Krenicki                         General Electric Company                     Senior Vice President - GE Plastics
                                    1 Plastics Avenue
                                    Pittsfield, MA  01201

M.A. Neal                           General Electric Company                     Senior Vice President -
                                    260 Long Ridge Road                          GE Commercial Finance
                                    Stamford, CT  06927

D.R. Nissen                         General Electric Company                     Senior Vice President -
                                    201 High Ridge Road                          GE Consumer Finance
                                    Stamford, CT  06905-3417

J.A. Parke                          General Electric Company                     Senior Vice President -
                                    260 Long Ridge Road                          General Electric Company
                                    Stamford, CT  06927                          Vice Chairman, GE Capital
                                                                                 Corporation

R.R. Pressman                       General Electric Company                     Senior Vice President -
                                    5200 Metcalf Avenue                          Employers Reinsurance Corporation
                                    Overland Park, KS 66201

G. M. Reiner                        General Electric Company                     Senior Vice President - Chief
                                    3135 Easton Turnpike                         Information Officer
                                    Fairfield, CT  06431

J. G. Rice                          General Electric Company                     Senior Vice President - GE Power Systems
                                    4200 Wildwood Parkway
                                    Atlanta, GA 30339


                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

G. L. Rogers                        General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer
                                    Fairfield, CT  06828

K. S. Sherin                        General Electric Company                     Senior Vice President - Finance and
                                    3135 Easton Turnpike                         Chief Financial Officer
                                    Fairfield, CT  06828


L. G. Trotter                       General Electric Company                     Senior Vice President - GE Industrial
                                    41 Woodford Avenue                           Systems
                                    Plainville, CT  06062

R. F. Wacker                        General Electric Company                     Vice President- Corporate Investor Relations
                                    3135 Easton Turnpike
                                    Fairfield, CT 06828

W.A. Woodburn                       General Electric Company                     Senior Vice President - GE Specialty
                                    187 Danbury Road                             Materials
                                    Wilton, CT 06897

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.


                                   Citizenship
                                   -----------

                                  Yoshiaki Fujimori - Japan
                                  All Others -        U.S.A.